EXHIBIT 99.1

News Release dated January 30, 2019, Suncor Energy to release fourth quarter 2018 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release fourth quarter 2018 financial results

Calgary, Alberta (Jan. 30, 2019) – Suncor will release its fourth quarter financial results on Tuesday, February 5, 2019 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the fourth quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Wednesday, February 6, 2019. Representing management will be Steve Williams, chief executive officer, Mark Little, president and chief operating officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the conference, go to suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•                  if calling from North America: 1 866-219-5885

•                  if calling from outside North America: +1 209-905-5918

An archive of the webcast will be available on suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes and FTSE4Good, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com